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March 15, 2021

Dear Fellow Kohl's Shareholder:

Macellum Advisors GP, LLC, Ancora Holdings, Inc., Legion Partners Asset Management, LLC, and 4010 Capital, LLC (collectively, "The Investor Group" or "we") beneficially own a total 14,950,632 shares of Kohl's Corporation, a Wisconsin corporation, ("Kohl's" or the "Company"), including 3,481,600 shares underlying call options currently exercisable, constituting approximately 9.5% of the Company's outstanding common stock, par value $0.01 per share (the "Common Stock"), and making us one of the Company's largest shareholders.

Kohl's Stock Price Has Chronically Underperformed

Do not be misled by the Company's claims that its current strategy is working because its stock price is up since October 2020, a short, five-month period that also reflects a sharp rise in the stock price following our public announcement in February that we planned to nominate highly qualified directors for election at the 2021 Annual Meeting of Shareholders. What is indisputable is that Kohl's stock price has chronically underperformed against its peers and relevant indices over a one-year, three-year, five-year and ten-year period.

	Share Price Performance (Total Shareholder Returns Including Dividends)			
	1 Year	**3 Year**	**5 Year**	**10 Year**
Kohl's Corporation	7%	(23%)	10%	23%
Peer Group (1)	35%	24%	52%	186%
ISS Peer Group (2)	34%	27%	93%	431%
Russell 2000 Index	30%	37%	115%	205%
S&P 500 Index	17%	39%	111%	255%
XRT	107%	95%	131%	331%
Kohl's Relative Performance:				
Peer Group (1)	(28%)	(48%)	(42%)	(162%)
ISS Peer Group (2)	(27%)	(51%)	(82%)	(408%)
Russell 2000 Index	(23%)	(60%)	(104%)	(181%)
S&P 500 Index	(10%)	(63%)	(101%)	(231%)
XRT	(101%)	(118%)	(121%)	(307%)

Source: Company SEC Filings, Capital IQ as of 01/31/2021
(1) Peer Group includes M, DDS, TJX, ROST, BURL, JWN, GPS, BBBY, LB
(2) ISS Peer Group includes AN, BBY, KMX, DG, DLTR, FL, LAD, PAG, LB, M, JWN, ROST, GPS

Kohl's Strategy Is Not New and We Believe the Company's Historical Underperformance is Likely to Continue without a Fresh Plan and the Addition of Our Highly Qualified Directors

We believe the Company's long-term stock price underperformance is due to the Board's failure to help develop and oversee a strategic plan that can respond to a rapidly-changing retail landscape. Over the past decade, the Company has steadily lost market share to other retailers. Yet, the Board seems content performing just slightly better than the worst companies in retail. **"Best of the worst"** is not a viable strategy, nor does it satisfy shareholders like us who are seeking long-term superior performance.

Specifically, the Company has suffered from:

▼ *Weak sales trends* – net sales went from $18.8 billion in 2011 to $18.9 billion in 2019 – nearly <u>zero growth</u> while the industry grew 17%.

▼ *Declining profits* – operating income went from $2.2 billion in 2011 to $1.2 billion in 2019 – a <u>decline of 44%</u> all while Kohl's claims it is achieving "operational excellence."

▼ *Falling returns on invested capital (ROIC)* – ROIC dropped from 16.8% in 2011 to 11.2% in 2019 –partially driven by an inefficient capital expenditure spend of $6.6 billion over nine years that has shown no demonstrative returns based on the Company's declining operating margins from 11.5% in 2011 to 6.1% in 2019.

While the Company is touting a new plan, we see striking similarities to the Company's Greatness Agenda launched in 2014. We note that this Greatness Agenda had a goal by 2017 of delivering $21 billion in sales and $1.9 billion in operating profits. Yet, the Company never got anywhere near these targets, with actual sales and operating profits in 2017 of ~$19 billion and ~$1.4 billion, respectively. Without a meaningful refreshment of the Board, we believe investors will experience the same outcomes they have for a decade — missed expectations, deteriorating profits and destruction of shareholder value.

We Find the Board's Executive Compensation Practices to Be Deeply Flawed

In 2020, the Board approved a <u>whopping 43% compensation increase</u> over the prior year for CEO Michelle Gass in a year where 85,000 Kohl's employees were placed on furlough and were out of work for months due to store closures. We believe this message of 'employees had a really tough year, but the CEO got $12.9 million in total compensation' highlights the deep-seated culture issues in the Kohl's boardroom.

To make matters worse, the Board has historically structured its long term incentive plans to allow executive officers to receive a 100% target bonus for achieving worse results than in prior years. For example, when the Board set targets for 2017-2019, it set an adjusted net income target 23% below 2016's actual net income. Similarly, in 2018, the board set targets for 2018-2020 with a net income target 9% lower than in 2017. We believe the Board must be held accountable for constructing their compensation programs that seem to reward management for failure to grow sales and declining net income.

We Believe Kohl's Has Significant Potential with a Refreshed Board

Kohl's is well positioned as a retailer because it has off-mall locations. But, this also means Kohl's is in direct competition with thriving off-mall players like TJX Companies, Ross Stores, Target, Old Navy and Burlington. We believe that a refreshed Board must oversee the development of a robust road map to compete for market share against these competitors and others more broadly in the soft goods, discretionary sector, rather than focusing on ailing mall-based department stores.

PLEASE VOTE YOUR WHITE PROXY CARD TODAY. DISCARD THE BLUE CARD.

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The Investor Group has recruited a world-class team of retail industry experts with **extensive merchandising, marketing, e-commerce, turnaround, capital allocation and strategic experience** that can help return Kohl's to improved performance. Our nominees would seek to work with the other members of the Board to develop a more comprehensive strategy plan focused on the following initiatives:

✓ **Management Support and Oversight –** add significant expertise to the Board to repair operational weaknesses and cultural changes

✓ **Sales Growth –** improve merchandising approach and refocus on Women, Accessories and Home categories and private label to improve revenue growth

✓ **Gross Margin Improvement –** reengineer marketing and rewards programs and increase inventory turns to improve profitability

✓ **Cost Optimization/Rationalization –** Implement zero base budgeting to reduce SG&A

✓ **Capital Allocation and Balance Sheet Optimization –** drive greater efficiency from capital investments and explore sale leaseback transactions and share repurchases to increase ROIC

✓ **Executive Compensation –** better align pay with performance

The Investor Group believes Kohl's has the opportunity to generate more than $10 in annual earnings per share within the next few years and drive the stock price more than 100% higher than current levels with a sale-leaseback program for $3 billion of real estate and a properly executed large share repurchase program.

Our Nominees' Skillsets Outperform Long-Tenured Incumbent Directors

BOARD CANDIDATE	AGE	BOARD TENURE	EXPERIENCE	APPAREL RETAIL	RETAIL	MARKETING / CUSTOMER EXP.	E-COMM	OPERATIONS	MERCHANDISING	CAPITAL MARKETS
Margaret L. Jenkins	69	--	**Marketing & Apparel Retail**	X	X	X				
Thomas A. Kingsbury	68	--	**Apparel Retail**	X	X	X	X	X	X	X
Jonathan Duskin	53	--	**Investor & Retail Specialist**	X	X		X			X
Jeffrey A. Kantor	62	--	**Apparel Retail**	X	X	X	X	X	X	
Cynthia S. Murray	63	--	**Apparel Retail**	X	X	X	X	X	X	

In contrast, the Investor Group is targeting five incumbent members of Kohl's Board who have served for an average tenure of **16 years** and **lack relevant retail expertise**.

BOARD CANDIDATE	AGE	BOARD TENURE	EXPERIENCE	APPAREL RETAIL	RETAIL	MARKETING / CUSTOMER EXP.	E-COMM	OPERATIONS	MERCHANDISING	CAPITAL MARKETS
Steven A. Burd	71	19	Grocery Stores		X			X		
Jonas Prising (Chair of Compensation Committee)	56	5	Staffing					X		
John E. Schlifske	61	9	Insurance					X		X
Frank V. Sica (Chairman of the Board)	70	33	PE Investor							X
Stephanie A. Streeter (Chair of Audit Committee)	63	14	Consumer Goods					X		

Revitalizing Kohl's strategy is not a short-term focus. Our desire is to build long-term value and we have carefully selected directors who we believe are far better positioned to turnaround Kohl's than these five stale directors with irrelevant skillsets who have overseen significant underperformance at Kohl's.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll- free number listed below.

Thank you for your support,

Jonathan Duskin

Macellum Advisors GP, LLC

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting, who is assisting us, and whose contact information appears below.



Saratoga Proxy Consulting LLC at (888) 368-0379 or (212) 257-1311 or by email at info@saratogaproxy.com.

PLEASE VOTE YOUR WHITE PROXY CARD TODAY. DISCARD THE BLUE CARD.

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